Exhibit 99.1

Press Release

For Immediate Release	January 14, 2008

CHALLENGER ENERGY CORP. ANNOUNCES NATURAL GAS DISCOVERY

ON BLOCK 5(c) OFFSHORE TRINIDAD

CALGARY, ALBERTA, CANADA —(Marketwire — January 14, 2008) - Challenger Energy Corp. (“Challenger”) (TSX.V:CHQ)(AMEX:CHQ) announced today, that Challenger and its Partners, Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG)(AMEX:SNG), the Operator of the “Victory” well offshore Trinidad, and BG International Limited (“BG”), a wholly owned subsidiary of the BG Group plc (LSE:BG.L), have made a new natural gas discovery on Block 5(c) located approximately 60 miles off the east coast of Trinidad.

Challenger is pleased to announce the discovery of natural gas and condensate on our first well offshore Trinidad, having just finished the successful flow testing of the first zone in the “Victory” well, which is part of an initial 3 well exploration program offshore Trinidad on Block 5(c). Challenger is encouraged by the initial test results in the first zone of the “Victory” well and will be moving up hole in the well to test at least one further horizon. Flow testing rates of the first zone tested in the “Victory” well averaged between 40 and 45 mmscf/d on a restricted flow basis with high pressures. The well also tested high gravity condensate of approximately 30 bbl per mmscf of gas produced. Further analysis of the initial test results and well information will be conducted in order for reserve estimation of the discovered resource. The “Victory” well is located approximately 3 miles from a tie-in to a pipeline to shore. After work is completed on the “Victory” well, the rig will move to the next prospect on Block 5(c) and spud the “Bounty” well.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia. (See Challenger’s website at www.chaenergy.ca). Challenger Energy Corp. is paying 33-1/3% of the initial exploration program on Block 5(c) to earn a 25% working interest in Block 5(c).

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. (See Canadian Superior’s website at www.cansup.com for information on Canadian Superior).

BG Group plc is a global natural gas business. Active on five continents in over 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power. (See www.bg-group.com for information on BG Group plc).

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release may contain the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of undiscovered resources will be discovered and that, if discovered, in this or any other discovery, the discovered resource may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forwardlooking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

For Further Information, please Contact:

Challenger Energy Corp.

Suite 200, 744 — 4th Avenue S.W.

Calgary, Alberta, Canada T2P 3T4

Dan MacDonald, CEO and President

Phone: (403) 503-8810

Fax: (403) 503-8811

www.chaenergy.ca

www.challenger-energy.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.